July 5, 2018

Adam Levin
Chief Executive Officer
Hightimes Holding Corp.
10990 Wilshire Blvd., Penthouse
Los Angeles, CA 90024

       Re: Hightimes Holding Corp.
           Offering Statement on Form 1-A
           Post Qualification Amendment No. 1 filed June 12, 2018
           Post Qualification Amendment No. 2 filed June 15, 2018
           Post Qualification Amendment No. 3 filed June 26, 2018
           File No. 024-10794

Dear Mr. Levin:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed June 26, 2018

General

1. Your last qualified offering statement indicates that the offering could terminate on April
      15, 2018, subject to your right to extend the offer for 90 days. In your response letter, please tell us when your offer commenced, whether you took any steps to extend the offer or terminate the offer, how any extension or termination was communicated to offerees, and whether you made any offers or sales during that period. Additionally, provide us your analysis how the offering complied with Rule 251(d)(3)(i)(F), requiring the offer to commence within two calendar days following the qualification date.
 Adam Levin
FirstName Holding Corp. Levin
Hightimes LastNameAdam
Comapany NameHightimes Holding Corp.
July 5, 2018
July 5, 2018 Page 2
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FirstName LastName
2. Please tell us what steps you took to comply with Exchange Act Rules 10b-9 and 15c2-4 in light of the extension of the initial offering period. If no investor funds have been accepted and escrowed, please confirm that in your response.
3. Refer to your website https://hightimesinvestor.com/ (last accessed July 5, 2018). Please ensure that "View Reg. A+ Offering Circular" links to the URL of the most recent offering circular. Additionally, to the extent the communications on your website are made in reliance on Rule 255, include on the website the statements required by Rule
         255(b).
4. Refer to the investor presentation filed as an exhibit to the Form 1-U filed June 28, 2018.
         Please tell us how you communicated to offerees the statements required by Securities Act
         Rule 255(b). Additionally, to the extent you continue to use these materials prior to qualification of this post-qualification amendment, revise and refile the materials to include the required statements.
5. The safe harbor in the Private Securities Litigation Reform Act of 1995 does not apply to statements made issuers not subject to Exchange Act reporting. See
Section 27A(a)(1) of
         the Securities Act. Please revise your offering statement, test the waters materials, press releases and other materials accordingly.
Cover Page

6. Please disclose here and in the Plan of Distribution that investor funds will be promptly returned if you do not raise the minimum offering amount within the specified time.
7. Refer to the fourth paragraph of the press release "High Times Launches Initial Public
         Offering; Gives Fans the Opportunity to Invest Before Company's Planned Nasdaq
         Listing" disseminated June 19, 2018 via Globe Newswire. Please reconcile your statement that shares in the offering are set at "a 10% discount from the anticipated
         Nasdaq opening price" with your disclosure here that the offering price was determined by reference to the valuation under the Origo merger agreement.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Adam Levin
Hightimes Holding Corp.
July 5, 2018
Page 3

        Please contact Julia Griffith at 202-551-3267 or Nolan McWilliams at 202-551-3217
with any questions you may have.

FirstName LastNameAdam Levin
Comapany NameHightimes Holding Corp.
                                                         Division of
Corporation Finance
July 5, 2018 Page 3                                      Office of
Transportation and Leisure
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